Exhibit 99.170

DeFi Technologies Announces Closing of CHF 25 Million Investment in SEBA Bank AG (A Swiss Global Digital Assets Bank)

•	DeFi Technologies reinforces the company's presence in providing greater investor access to the growing decentralized finance and Web 3.0 space.
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The Successful financing round was over-subscribed at CHF110 mln and included a consortium of specialized blockchain and fintech investors, including Altive, Ordway Selections, and Summer Capital. Alameda Research, a leading quantitative trading firm and core partner of FTX, also participated in the round. with SEBA Bank AG

•	DeFi Technologies also previously Announced a Preferred Partnership Agreement

TORONTO, Jan. 25, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that it has closed its investment of CHF 25 million into SEBA Bank AG (" SEBA Bank" or "SEBA"), a fully integrated FINMA licensed digital assets banking platform.

SEBA Bank (CNW Group/DeFi Technologies, Inc.)

SEBA Bank, holding the first FINMA License granted to a financial services provider with a core capability in digital assets, is currently supporting 25 markets globally, having strengthened its presence in APAC especially in Hong Kong and Singapore; along with other priority markets in the Middle East including a dedicated office in Abu Dhabi. With the investment from DeFi Technologies and the other key participants, it will further accelerate the growth of SEBA Bank internationally.

Russell Starr, CEO of DeFi Technologies said "It's an exciting time in the digital asset space and we're happy to be working in tandem with SEBA Bank to pioneer additional products and solutions that provide greater access for regulated investment opportunities in the growing decentralized finance and Web 3.0 space."

DeFi Technologies previously announced a Preferred Partnership Agreement with SEBA Bank. The Preferred Partnership Agreement outlines a framework for DeFi Technologies to become a preferred provider of staking services, client referrals, market making and liquidity to SEBA, and SEBA to become a preferred provider of custody services to DeFi Technologies. The Preferred Partnership Agreement also outlines further cooperation between SEBA and DeFi Technologies with respect to asset and investment management, mining services, tokenization, digital capital markets and institutional research.

Learn more about DeFi Technologies at defi.tech.

About SEBA Bank - The Future of Digital Banking, Investing & Financing
Founded in April 2018 and headquartered in Zug, SEBA Bank is a pioneer in the financial industry and is the only global smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. In August 2019, SEBA Bank received a Swiss banking and securities dealers license, and in September 2021 the CISA licence

– the first time a reputed, regulatory authority such as FINMA has granted such licenses to a financial services provider with a core capability in digital assets. The broad, vertically integrated spectrum of services combined with the highest security standards, make SEBA Bank's value proposition unique - this is why Banque de France selected SEBA Bank to test the integration of Central Bank Digital Currency (CBDC). CVVC Global Report and CB Insights name SEBA Bank as Top 50 Companies within the blockchain ecosystem. Aite Group awarded SEBA Bank with their 2021 Digital Wealth Management Impact Innovation Award in the category "Digital Startup of the Year", and LinkedIn list SEBA Bank as one of the Top Startups 2021 in Switzerland.

For more information about SEBA Bank, please visit https://www.seba.swiss/

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the the[sic] closing of investment and DeFi Technologies' participation; potential synergies between DeFi Technologies and SEBA; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to rules and regulations in Switzerland with respect to financial institutions; investor demand for DeFi Technologies', its subsidiaries and SEBA Bank's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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%SEDAR: 00007675E

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 08:00e 25-JAN-22